UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 8-A/A
FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934
JUNIATA VALLEY FINANCIAL CORP
(Exact name of registrant as specified in its charter)

Pennsylvania	23-2235254

(State of incorporation or organization)	(I.R.S. Employer Identification No.)

Bridge and Main Streets, Mifflintown, Pennsylvania	17059

(Address of principal executive offices)	(Zip Code)
Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which
to be so registered	each class is to be registered

None	None
If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☐
If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☑
Securities Act registration statement file number to which this form relates:                      (if applicable)
Securities to be registered pursuant to Section 12(g) of the Act:
Common Stock
(Title of class)

INFORMATION REQUIRED IN REGISTRATION STATEMENT
Item 1. Description of Registrant’s Securities to be Registered.
This amendment to Form 8-A amends and restates Juniata Valley Financial Corp’s (“Juniata”) Form 8-A, as subsequently amended August 21, 2000, solely to amend and restate, as of the date hereof, the description of Juniata’s Capital Stock.
The Registrant has authorized capital of 20,500,000 shares, consisting of 20,000,000 shares of common stock, par value $1.00 per share, and 500,000 shares of preferred stock without value.
The following description of the terms of Juniata’s capital stock is only a summary. For a complete description, Juniata refers you to the Pennsylvania Business Corporation Law, or BCL, Juniata’s Amended and Restated Articles of Incorporation and Juniata’s Bylaws.
Common Stock
The holders of Juniata’s common stock are entitled to one vote per share on all matters submitted to a vote of the shareholders and may not cumulate their votes for the election of directors. Each share of Juniata’s common stock is entitled to participate on an equal pro rata basis in dividends and other distributions. The holders of Juniata’s common stock do not have preemptive rights to subscribe for additional shares that may be issued by Juniata, and no share is entitled in any manner to any preference over any other share. The Juniata Valley Bank, Juniata’s wholly-owned bank subsidiary, serves as the transfer agent for Juniata’s common stock.
The holders of Juniata’s common stock are entitled to receive dividends when, as and if declared by the board of directors out of funds legally available. Juniata has previously paid quarterly cash dividends to its shareholders on or about the 1st day of March, June, September and December of each year. Juniata’s ability to pay dividends to its shareholders is dependent primarily upon the earnings and financial condition of Juniata and its subsidiary, The Juniata Valley Bank. Funds for the payment of dividends on Juniata’s common stock are expected for the foreseeable future to be obtained primarily from dividends paid to Juniata by its bank subsidiary, and to a lesser extent from dividends paid to Juniata by The First National Bank of Liverpool, in which Juniata owns approximately a 39% interest.
Payment of dividends by either The Juniata Valley Bank or The First National Bank of Liverpool is subject to the statutory limitations. The Juniata Valley Bank may pay dividends only out of accumulated net earnings and may not declare or pay any dividend requiring a reduction of the statutorily required surplus of the institution. The payment of dividends by The First National Bank of Liverpool requires the approval of the Office of the Comptroller of the Currency if the total of all dividends declared during any calendar year would exceed the net profits (as defined) of the bank for the year combined with its retained net profits (as defined) for the two preceding calendar years. With respect to The Juniata Valley Bank, in addition to state banking regulations, the FDIC also has adopted minimum capital standards and has broad authority to prohibit a bank from engaging in unsafe or unsound banking practices. The payment of a dividend by a bank could, depending upon the financial condition of the bank involved and other factors, be deemed to impair its capital or to be an unsafe or unsound practice.

Anti-takeover Provisions
Juniata’s Amended and Restated Articles of Incorporation and Bylaws include certain provisions which may be considered to be “anti-takeover” in nature because they may have the effect of discouraging or making more difficult the acquisition of control over Juniata by means of a hostile tender offer, exchange offer, proxy contest or similar transaction. These provisions are intended to protect Juniata’s shareholders by providing a measure of assurance that shareholders will be treated fairly in the event of an unsolicited takeover bid and by preventing a successful takeover bidder from exercising its voting control to the detriment of the other shareholders. However, the anti-takeover provisions set forth in Juniata’s Amended and Restated Articles of Incorporation and Bylaws, taken as a whole, may discourage a hostile tender offer, exchange offer, proxy solicitation or similar transaction relating to Juniata’s common stock. To the extent that these provisions actually discourage such a transaction, holders of Juniata’s common stock may not have an opportunity to dispose of part or all of their stock at a higher price than that prevailing in the market. In addition, these provisions make it more difficult to remove, and thereby may serve to entrench, Juniata’s incumbent directors and officers, even if their removal would be regarded by some shareholders as desirable.
The provisions in Juniata’s Amended and Restated Articles of Incorporation and Bylaws which may be considered to be “anti-takeover” in nature include the following:
* a provision that provides for substantial amounts of authorized but unissued capital stock, including a class of preferred stock whose rights and privileges may be determined prior to issuance by Juniata’s board of directors;
* a provision that eliminates cumulative voting for the election of directors;
* a provision that requires a greater than majority shareholder vote in order to approve certain business combinations and other extraordinary corporate transactions;
* a provision that expands the criteria that may be considered by the board of directors in evaluating an acquisition proposal;
* a provision that limits the right of the shareholders to amend the Bylaws;
* a provision that classifies Juniata’s Board of Directors into three “classes”, with each class being elected in a different year so that only a fraction of the total number of directors is ever up for election at the same time.
* a provision that requires advance written notice as a precondition to the nomination of any person for election to the board of directors, other than in the case of nominations made by existing management.

* a provision that eliminates the right of shareholders to call a special meeting;
* a provision that requires, under certain circumstances, a greater than majority shareholder vote in order to amend the Amended and Restated Articles of Incorporation; and
* a provision that limits the permissible number of directors.
Existence of the above provisions could result in Juniata’s being less attractive to a potential acquirer, or result in Juniata’s shareholders receiving less for their shares of common stock than otherwise might be available if there is a takeover attempt.
The ability of a third party to acquire Juniata is also limited under applicable banking regulations. The Bank Holding Company Act requires any “bank holding company” (as defined therein) to obtain the approval of the Federal Reserve prior to acquiring, directly or indirectly, more than 5% of Juniata’s outstanding common stock. Any person other than a bank holding company is required to provide notice to the Federal Reserve prior to acquiring, directly or indirectly, 10% or more of Juniata’s outstanding common stock under the Change in Bank Control Act of 1978, as amended. Any holder of 25% or more of Juniata’s outstanding common stock, other than an individual, is subject to regulation as a bank holding company under the BHC Act. Furthermore, while Juniata does not have a shareholder rights plan currently in effect, under Pennsylvania law, the board of directors can adopt a shareholder rights plan without shareholder approval. If adopted, a shareholder rights plan could result in substantial dilution to a person or group that attempts to acquire Juniata on terms not approved by the board of directors.
Preferred Stock
Juniata is authorized to issue 500,000 shares designated as preferred stock. Shares of Juniata’s preferred stock may be issued from time to time in one or more series. Juniata’s board of directors is authorized, within the limitations and restrictions stated in its Amended and Restated Articles of Incorporation, to issue preferred stock as a class without series or in one or more series and to fix by resolution the voting rights (which may be full, limited, multiple, fractional or withheld altogether), designation, preferences, qualifications, limitations, restrictions, privileges, options, redemption rights, conversion rights, and other special or relative rights of such class or any series thereof.
Item 2. Exhibits.
1	Amended and Restated Articles of Incorporation (incorporated by reference to Exhibit 4.1 of registrant’s Form S-3 Registration Statement filed on October 14, 2005)

2.	Bylaws, as amended (incorporated by reference to Exhibit 3.1 of registrant’s Form 8-K, filed December 18, 2007)

SIGNATURE
Pursuant to the requirements of Section l2 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

JUNIATA VALLEY FINANCIAL CORP
September 9, 2011	By:	/s/ Marcie A. Barber
Marcie A. Barber, President and CEO